Exhibit 99.1

Baozun Announces Changes to Board of Directors and Committees

SHANGHAI, China, April 27, 2018 - Baozun Inc. (Nasdaq: BZUN) ("Baozun" or the "Company"), the leading brand e-commerce service partner that helps brands execute their e-commerce strategies in China, today announced the following changes to its board of directors (the "Board") and Board committees, including its nominating and corporate governance committee and compensation committee.

New Independent Director Appointment

Baozun appointed Dr. Gang Yu as an independent director of the Board, effective from April 27, 2018. The Board reviewed the independence of Dr. Yu and determined that he satisfies the “independence” requirements of the Nasdaq Stock Market Rules.

Dr. Yu co-founded 111, Inc., a leading mobile and digital healthcare platform operator in China, in 2010 and currently serves as its executive chairman. Dr. Yu has also served as an executive director and co-chairman of the board of directors of Zall Group Ltd., a company listed on the Hong Kong Stock Exchange, since August 2015; as a director of LightInTheBox Holding Co., Ltd., a company listed on the New York Stock Exchange, since March 2016; and as a director of JMU Limited, a company listed on the Nasdaq Global Market, since October 2016. Dr. Yu also serves as a director of several privately held companies. From August 2008 to July 2015, Dr. Yu was the co-founder and chairman of Yihaodian, a leading e-commerce company in China. Dr. Yu has extensive experience in e-commerce and operation and logistics management and has previously served in various senior executive positions at multi-national corporations such as Dell Inc. and Amazon.com, Inc. Dr. Yu obtained his bachelor degree in science from Wuhan University in 1982 and his master degree in science from Cornell University in 1985. Dr. Yu received his Ph.D. from the Wharton School of Business, University of Pennsylvania in 1990.

Independent Director Resignation

Baozun also announced the resignation of Mr. David McKee Hand from the Board, effective from April 27, 2018. Mr. Hand did not resign due to any disagreement with the Company regarding its business, finance, accounting and/or any other affairs.

Changes to Board Committees

The Board appointed Mr. Yiu Pong Chan as a member of the nominating and corporate governance committee to replace Mr. Hand, and appointed Mr. Steve Hsien-Chieng Hsia as the chairman of the nominating and corporate governance committee. The Board appointed Mr. Hsia as a member of the compensation committee to replace Mr. Hand, and appointed Mr. Chan as the chairman of the compensation committee. The above appointments shall become effective from April 27, 2018. All Board committees meet the independence requirement of the Nasdaq Stock Market following the appointment of Messrs. Hsia and Chan.

“I’d like to warmly welcome Dr. Yu to the Board,” commented Mr. Vincent Qiu, Chairman and Chief Executive Officer of Baozun. “Dr. Yu’s deep experience in e-commerce and operation and logistics management will greatly benefit Baozun going forward as we expand our portfolio of services and innovate new ones. I’d also like to thank David for his many years of service to Baozun and wish him all the best in his future endeavors.”

About Baozun Inc.

Baozun is the leading brand e-commerce service partner that helps brands execute their e-commerce strategies in China by selling their goods directly to customers online or by providing services to assist with their e-commerce operations. The Company's integrated end-to-end brand e-commerce capabilities encompass all aspects of the e-commerce value chain, covering IT solutions, store operations, digital marketing, customer services, warehousing and fulfillment.

For more information, please visit http://ir.baozun.com

For investor and media inquiries, please contact:

Baozun Inc.

Ms. Caroline Dong

ir@baozun.com

Christensen

In China

Mr. Christian Arnell

Phone: +86-10-5900-1548

E-mail: carnell@christensenir.com

In US

Ms. Linda Bergkamp

Phone: +1-480-614-3004

Email: lbergkamp@Christensenir.com